As filed with the Securities and Exchange Commission on September 7, 2016	Registration No. 333-158178

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM F-6/A
POST-EFFECTIVE AMENDMENT NO. 1 TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

COSCO SHIPPING PORTS LIMITED
(f/k/a COSCO Pacific Limited)
(Exact name of issuer of deposited securities as specified in its charter)

N/A
 (Translation of issuer's name in English)

Bermuda
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York 10043
(212) 723-5435
 (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CITIBANK, N.A. – DEPOSITARY RECEIPTS DEPARTMENT
388 Greenwich Street
New York, New York 10013
(877) 248-4237
(Name, address, including zip code, and telephone number, including area code of agent for service)

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

The prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit (a) to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I
INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs 12, 14 and 17

	(iii)	The procedure for collecting and distributing dividends	Face of Receipt - Paragraphs 4 and 8; Reverse of Receipt - Paragraphs 13, 14 and 17

	(iv)	The procedure for transmitting notices, reports and proxy soliciting material	Reverse of Receipt - Paragraphs 11 and 12

	(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs 4 and 8; Reverse of Receipt – Paragraphs 13, 14, 16 and 17

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Paragraphs 18 and 19 (no provision for extension)

	(viii)	The rights that holders of Receipts have to inspect the transfer books of the Depositary and the list of Receipt holders	Face of Receipt - Paragraph 3

	(ix)	Any restrictions on the right to transfer or withdraw the underlying securities	Face of Receipt - Paragraphs 2, 4, 5, and 6

	(x)	Any limitation on the Depositary’s liability	Face of Receipt - Paragraphs 1 and 8; Reverse of Receipt - Paragraphs 12, 15 and 17

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Reverse of Receipt – Paragraph 20

Item 2.		AVAILABLE INFORMATION	Reverse of Receipt - Paragraph 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

(a)  The agreement between Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder.  – Filed herewith as Exhibit (a).

(b)  Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. — None.

(c)  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)  Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, as to the legality of the securities to be registered.  – Previously Filed.

(e)  Certification under Rule 466.  – Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

Previously Filed

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of September, 2016.

Legal entity created by the agreement set forth in the American Depositary Receipts evidencing American Depositary Shares representing the right to receive shares of common stock of COSCO SHIPPING Ports Limited.

CITIBANK, N.A., as Depositary

By:	/s/ Richard Etienne
Name: Richard Etienne
Title: Vice President

Index of Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of ADR

(d)	Previously Filed

(e)	Rule 466 Undertaking